As Filed with the Securities
and Exchange Commission
on June 7, 2005

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of	CERTIFICATE
Pepco Holdings, Inc.	OF
File No. 70-10290	NOTIFICATION
(Public Utility Holding Company Act of 1935)	PURSUANT TO RULE 24

This Certificate of Notification is filed by Pepco Holdings, Inc., a Delaware corporation, pursuant to Rule 24 (17 C.F.R. Section 250.24). Such filing is made in connection with Pepco Holdings, Inc.'s Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the orders of the Securities and Exchange Commission (the "Commission") dated March 30, 2005 and May 25, 2005 (the "Orders") in the above-referenced file. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

Pursuant to the Commission's order issued on March 30, 2005, PHI solicited proxies and the proposal to amend PHI's charter to eliminate classification of the Board of Directors (the "Proposed Amendment") was adopted by PHI's stockholders at the 2005 Annual Meeting held on May 20, 2005. Pursuant to the Commission's order issued on May 25, 2005, PHI made the required filings with the office of the Secretary of State of Delaware on June 2, 2005, to implement the Proposed Amendment.

The foregoing transactions, as described above and in the Application-Declaration, have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Orders issued by the Commission with respect thereto.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate of Notification to be signed on its behalf by the undersigned thereunto duly authorized.

The signature of the applicant and of the person signing on its behalf are restricted to the information contained in this application that is pertinent to the application of the company.

Pepco Holdings, Inc.

June 7, 2005

By: ELLEN S. ROGERS
Ellen S. Rogers
Vice President and Corporate Secretary

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